

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2019

Anthony J. Cataldo
Chief Executive Officer
GT Biopharma, Inc.
310 N. Westlake Blvd, Suite 206
Westlake Village, CA 91362

   Re: GT Biopharma, Inc.
    Registration Statement on Form S-1
    Filed June 21, 2019
    File No. 333-232261

Dear Mr. Cataldo:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Joseph McCann at (202) 551-6262 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Healthcare & Insurance